EXHIBIT 99.6

Rio Tinto

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

22 January 2024

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge ('matching shares' and 'matching ADRs'), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

myShare vesting

On 18 January 2024, the following PDMR / KMP received their vested matching shares under myShare, of which sufficient were sold on 18 January 2024 to pay applicable withholding taxes and other deductions.

Security	Name of PDMR / KMP	Number of matching shares originally awarded	Number of shares vested*	Number of shares sold	Price per share sold	Number of shares retained
Rio Tinto plc shares	Baatar, Bold	6.3003	8.1307	3.414854	GBP 54.285	4.715846
Rio Tinto plc shares	Barrios, Alfredo	12.5084	16.1434	0.956933	GBP 54.285	15.186467
Rio Tinto plc shares	Cunningham, Peter	6.3003	8.1307	3.414854	GBP 54.285	4.715846
Rio Tinto Limited shares	Kaufman, Sinead	11.7914	14.4669	-	-	14.4669
Rio Tinto plc shares	Stausholm, Jakob	6.3003	8.1307	3.414854	GBP 54.285	4.715846

**The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original matching shares awarded, in accordance with the plan rules.*

Notice to ASX/LSE 2 / 3

myShare purchase

On 17 January 2024, the following PDMR / KMP acquired shares under myShare and were allocated the same number of matching share awards.

Security	Name of PDMR / KMP	Number of shares acquired	Number of matching shares awarded	Price per share
Rio Tinto plc shares	Baatar, Bold	7.034766	7.034766	GBP 53.30666
Rio Tinto plc shares	Barrios, Alf	18.951288	18.951288	GBP 53.30666
Rio Tinto plc shares	Cunningham, Peter	7.034766	7.034766	GBP 53.30666
Rio Tinto Limited shares	Kaufman, Sinead	11.004867	11.004867	AUD 127.0347
Rio Tinto plc shares	Stausholm, Jakob	7.034766	7.034766	GBP 53.30666

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (matching shares). Qualifying UK employees are also awarded Free Shares once a year.

On 17 January 2024, the following PDMR / KMP purchased shares under the UKSP and were allocated the same number of matching shares.

Security	Name of PDMR	Number of shares acquired	Number of matching shares awarded	Price per share
Rio Tinto plc shares	Baatar, Bold	7	7	GBP 53.30666
Rio Tinto plc shares	Stausholm, Jakob	7	7	GBP 53.30666

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE 3 / 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com